Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2026 THIRD QUARTER RESULTS

Gurugram, India and New York, January 21, 2026 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal third quarter ended December 31, 2025.

(in thousands)	For the three months ended December 31, 2024	For the three months ended December 31, 2025	YoY Change	YoY Change in constant currency(1)	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$267,362	$295,688	10.6%	15.4%	$732,874	$793,875	8.3%	12.0%
Air Ticketing	$61,336	$60,068	-2.1%	2.7%	$179,901	$181,222	0.7%	4.4%
Hotels and Packages	$147,089	$161,418	9.7%	14.4%	$397,133	$411,295	3.6%	7.0%
Bus Ticketing	$31,836	$37,086	16.5%	21.2%	$85,861	$109,327	27.3%	31.2%
Others	$27,101	$37,116	37.0%	43.3%	$69,979	$92,031	31.5%	36.5%
Results from Operating Activities	$34,687	$40,889	17.9%		$88,657	$115,687	30.5%
Profit for the period	$27,069	$7,284	-73.1%		$66,054	$27,351	-58.6%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$93,762	$107,880	15.1%	20.4%	$278,900	$307,758	10.3%	14.3%
Hotels and Packages	$121,860	$133,175	9.3%	14.6%	$319,869	$360,873	12.8%	17.2%
Bus Ticketing	$35,028	$42,411	21.1%	26.1%	$94,492	$122,753	29.9%	34.0%
Others	$19,792	$27,533	39.1%	45.5%	$51,107	$69,528	36.0%	41.1%
Adjusted Operating Profit(2)	$46,004	$50,707	10.2%		$122,610	$142,234	16.0%
Adjusted Net Profit(2)	$44,910	$51,381	14.4%		$130,120	$137,162	5.4%
Gross Bookings	$2,612,414	$2,784,514	6.6%	11.8%	$7,250,001	$7,840,311	8.1%	12.4%
Air Ticketing	$1,528,854	$1,534,238	0.4%	5.3%	$4,336,882	$4,393,933	1.3%	5.3%
Hotels and Packages	$681,474	$750,438	10.1%	15.9%	$1,810,023	$2,022,167	11.7%	16.3%
Bus Ticketing	$328,859	$420,595	27.9%	33.2%	$908,291	$1,198,870	32.0%	36.8%
Other Transport Services	$73,227	$79,243	8.2%	14.1%	$194,805	$225,341	15.7%	20.5%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2026 Third Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 11.8% YoY in 3Q26 to $2,784.5 million.
•
Adjusted Margin(2) – Air Ticketing increased by 20.4% YoY in 3Q26 to $107.9 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 14.6% YoY in 3Q26 to $133.2 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 26.1% YoY in 3Q26 to $42.4 million.
•
Adjusted Margin(2) – Others increased by 45.5% YoY in 3Q26 to $27.5 million.
•
Adjusted Operating Profit(2) improved to $50.7 million in 3Q26 versus $46.0 million in 3Q25, reflecting an improvement of $4.7 million YoY.
•
Adjusted Net Profit(2) improved to $51.4 million in 3Q26 versus $44.9 million in 3Q25, reflecting an improvement of $6.5 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“Our diversified product portfolio of transport and accommodation options helped us mitigate the impact of slower growth in the domestic air travel market and deliver strong overall growth in this seasonal quarter. We remain focused on expanding our wallet share with Indian travelers each quarter, with comprehensive and differentiated offerings for new and existing customers. We are also progressing well on our AI journey to continuously improve customer experience and to make our organisation more efficient and agile”.

Mohit Kabra, Group Chief Operating Officer, MakeMyTrip, commenting on the results, said,

“Our ability to serve a wide range of travel demands, coupled with the rapid expansion of our ancillary services, has allowed us to deliver another quarter of strong performance. We also had a very successful launch of our first of its kind 'Travel Ka Mahurat Sale' campaign to push our offerings to tap into seasonal travel demand”.

Fiscal 2026 Third Quarter Financial Results

Revenue. We generated revenue of $295.7 million in the quarter ended December 31, 2025, an increase of 10.6% (15.4% in constant currency(1)) over revenue of $267.4 million in the quarter ended December 31, 2024, which was primarily attributable to the robust travel demand in India for both domestic and international outbound travel in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024.

This increase in revenue was primarily attributable to an increase of 9.7% (14.4% in constant currency) in revenue from our hotels and packages business, an increase of 16.5% (21.2% in constant currency) in revenue from our bus ticketing business, and an increase of 37.0% (43.3% in constant currency) in revenue from our others business, partially offset by a marginal decrease in revenue from our air ticketing business (an increase of 2.7% in constant currency), each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
	(Amounts in USD thousands)
Revenue as per IFRS	61,336	60,068	147,089	161,418	31,836	37,086	27,101	37,116
Add: Customer inducement costs recorded as a reduction of revenue	32,426	47,812	44,059	49,621	3,192	5,325	781	417
Less: Service cost	—	—	69,288	77,864	—	—	8,090	10,000
Adjusted Margin(2)	93,762	107,880	121,860	133,175	35,028	42,411	19,792	27,533

Air Ticketing. Revenue from our air ticketing business was $60.1 million for the quarter ended December 31, 2025 compared to $61.3 million for the quarter ended December 31, 2024, a decline of 2.1%, resulting from the depreciation of the Indian rupee against the U.S. Dollar during the quarter ended December 31, 2025. Additionally, growth in revenue from our air ticketing business during the quarter ended December 31, 2025 was muted due to exceptional supply side constraints from Indian airline carriers in the domestic market. In constant currency terms, revenue from our air ticketing business increased by 2.7% for the quarter ended December 31, 2025 compared to the quarter ended December 31, 2024. Our Adjusted Margin – Air ticketing increased by 15.1% (20.4% in constant currency) to $107.9 million in the quarter ended December 31, 2025, from $93.8 million in the quarter ended December 31, 2024. Adjusted Margin – Air ticketing includes customer inducement costs of $47.8 million in the quarter ended December 31, 2025 and $32.4 million in the quarter ended December 31, 2024, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to a marginal increase in gross bookings by 0.4% (5.3% in constant currency) primarily driven by a 4.9% increase in the number of air ticketing flight segments (excluding flight segments booked as a component of bookings for our Hotels and Packages segment) in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing increased to 7.0% in the quarter ended December 31, 2025 as compared to 6.1% in the quarter ended December 31, 2024.

Hotels and Packages. Revenue from our hotels and packages business increased by 9.7% (14.4% in constant currency) to $161.4 million in the quarter ended December 31, 2025, from $147.1 million in the quarter ended December 31, 2024. Our Adjusted Margin – Hotels and packages increased by 9.3% (14.6% in constant currency) to $133.2 million in the quarter ended December 31, 2025 from $121.9 million in the quarter ended December 31, 2024. Adjusted Margin – Hotels and packages includes customer inducement costs of $49.6 million in the quarter ended December 31, 2025 and $44.1 million in the quarter ended December 31, 2024, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 10.1% (15.9% in constant currency), which was primarily driven by a 20.3% increase in the number of hotel-room nights in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024, primarily due to robust travel demand in India for both domestic and international outbound travel. Our Adjusted Margin % – Hotels and packages decreased marginally to 17.7% in the quarter ended December 31, 2025 as compared to 17.9% in the quarter ended December 31, 2024.

Bus Ticketing. Revenue from our bus ticketing business increased by 16.5% (21.2% in constant currency) to $37.1 million in the quarter ended December 31, 2025, from $31.8 million in the quarter ended December 31, 2024. Our Adjusted Margin – Bus ticketing increased by 21.1% (26.1% in constant currency) to $42.4 million in the quarter ended December 31, 2025 from $35.0 million in the quarter ended December 31, 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $5.3 million in the quarter ended December 31, 2025 and $3.2 million in the quarter ended December 31, 2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 27.9% (33.2% in constant currency) driven by a 33.3% increase in the number of bus tickets travelled in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024, primarily due to robust travel demand in India. Our Adjusted Margin % – Bus ticketing decreased to 10.1% in the quarter ended December 31, 2025 as compared to 10.7% in the quarter ended December 31, 2024.

Others. Revenue from our others business increased by 37.0% (43.3% in constant currency) to $37.1 million in the quarter ended December 31, 2025, from $27.1 million in the quarter ended December 31, 2024. Our Adjusted Margin – Others increased by 39.1% (45.5% in constant currency) to $27.5 million in the quarter ended December 31, 2025 from $19.8 million in the quarter ended December 31, 2024. Adjusted Margin – Others includes customer inducement costs of $0.4 million in the quarter ended December 31, 2025 and $0.8 million in the quarter ended December 31, 2024, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily led by growth in our ancillary services and other travel services.

Other Income. Other income was $0.07 million in the quarter ended December 31, 2025 and $0.04 million in the quarter ended December 31, 2024.

Service Cost. Service cost increased by 13.6% to $87.9 million in the quarter ended December 31, 2025 from $77.4 million in the quarter ended December 31, 2024, primarily due to robust travel demand, particularly for our packages and car booking businesses in India, in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024.

Personnel Expenses. Personnel expenses increased by 1.0% to $40.1 million in the quarter ended December 31, 2025 from $39.7 million in the quarter ended December 31, 2024, primarily due to the annual wage increases effected in the quarter ended June 30, 2025, which was partially offset by the decrease in the share-based compensation costs in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 10.5% to $52.3 million in the quarter ended December 31, 2025 from $47.3 million in the quarter ended December 31, 2024, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $103.2 million in the quarter ended December 31, 2025 and $80.5 million in the quarter ended December 31, 2024. The details are as follows:

	For the three months ended December 31
	2024	2025
	(Amounts in USD thousands)
Marketing and sales promotion expenses	47,345	52,339
Customer inducement costs recorded as a reduction of revenue	80,458	103,175

Other Operating Expenses. Other operating expenses increased by 9.9% to $67.6 million in the quarter ended December 31, 2025 from $61.5 million in the quarter ended December 31, 2024, primarily due to an increase in operating expenses, including distribution costs, website hosting charges, payment gateway charges and technology and maintenance expenses linked to an increase in bookings in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024.

Depreciation and Amortization. Our depreciation and amortization expenses were $7.0 million in the quarter ended December 31, 2025 and $6.8 million in the quarter ended December 31, 2024.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $40.9 million in the quarter ended December 31, 2025 as compared to a profit of $34.7 million in the quarter ended December 31, 2024. Our Adjusted Operating Profit was $50.7 million in the quarter ended December 31, 2025 as compared to $46.0 million in the quarter ended December 31, 2024. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance costs were $27.7 million in the quarter ended December 31, 2025 as compared to $4.8 million in the quarter ended December 31, 2024, primarily due to an increase of $24.2 million in interest expense on financial liabilities measured at amortized cost related to convertible senior notes due 2030, which was partially offset by a decrease of $1.5 million in foreign exchange losses in the quarter ended December 31, 2025 as compared to the quarter ended December 31, 2024.

Income Tax Expense. Our income tax expense was $5.9 million in the quarter ended December 31, 2025 as compared to $2.8 million in the quarter ended December 31, 2024, primarily due to an increase in tax expense resulting from an increase in our taxable income, which was partially offset by a reversal of deferred tax liabilities in the quarter ended December 31, 2025.

Profit for the Period. As a result of the foregoing factors, our profit for the quarter ended December 31, 2025 was $7.3 million as compared to a profit of $27.1 million in the quarter ended December 31, 2024. Our Adjusted Net Profit was $51.4 million in the quarter ended December 31, 2025, as compared to $44.9 million in the quarter ended December 31, 2024. For a description of the components and calculation of “Adjusted Net Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.07 for the quarter ended December 31, 2025 as compared to diluted earnings per share of $0.23 in the quarter ended December 31, 2024. Our Adjusted Diluted Earnings per share was $0.52 in the quarter ended December 31, 2025 as compared to $0.39 in the quarter ended December 31, 2024. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2025, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $10.4 million) on our balance sheet was $830.0 million. As at December 31, 2025, we had $0.7 million in bank overdrafts.

Recent Developments

On December 19, 2025, the National Company Law Tribunal of India (“NCLT”) approved the composite scheme of amalgamation and arrangement between our wholly-owned Indian subsidiaries, MakeMyTrip (India) Private Limited (“MMT India”) and redBus India Private Limited (“redBus India”), pursuant to which redBus India will merge with MMT India. The merger will be effective following the filing of a certified copy of the NCLT order approving the scheme with the Registrar of Companies, National Capital Territory of Delhi and Haryana, which we expect to complete during the fiscal year ending March 31, 2026.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase program, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, is effective until March 31, 2030. Furthermore, the board of directors has authorized the Company to repurchase its convertible senior notes due 2028 (the “2028 Notes”) and its convertible senior notes due 2030 (the “2030 Notes”) from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934) which remains effective until March 31, 2030. The aggregate amount of ordinary shares, 2028 Notes and 2030 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $200.0 million, with a sub-limit of $100.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

Pursuant to the repurchase program, during the third quarter of fiscal 2026, we repurchased 550,000 ordinary shares for an aggregate price of $41.5 million and an aggregate principal amount of $5.0 million in 2030 Notes at an aggregate price of $4.6 million from the open market. There were no repurchases of 2028 Notes during the third quarter of fiscal 2026. As at December 31, 2025, we had remaining authority to repurchase an aggregate of up to $153.9 million of our outstanding ordinary shares, 2028 Notes and 2030 Notes (with a sub-limit of $53.9 million for fiscal 2026).

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended December 31, 2025 beginning at 7:30 AM EDT or 6:00 PM IST on January 21, 2026 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_gO7KkRz_QtGP-8pARfPn1Q to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit”, “Adjusted Net Profit”, “Adjusted Diluted Earnings per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings business, we generally recognize revenue on a “gross” basis.

We also refer to Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit for the period and diluted earnings per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, gain on discontinuation of equity-accounted investment, change in fair value of financial asset measured at fair value through profit or loss (“FVTPL”), share of loss of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, and income tax expense for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share instead of results from operating activities, profit for the period and diluted earnings per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted Earnings per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit, Adjusted Diluted Earnings per Share, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well-recognized online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India and overseas. Our services include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire, activities and experiences, and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, tickets for Indian Railways and bus services operated through all major Indian bus operators.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2025	As at December 31, 2025
Assets
Property, plant and equipment	26,457	22,726
Intangible assets and goodwill	597,791	561,458
Trade and other receivables	8,879	10,087
Investment in equity-accounted investees	1,914	1,608
Other investments	972	2,581
Term deposits	2,130	15,858
Non-current tax assets, net	18,044	22,608
Deferred tax assets, net	106,431	76,415
Other non-current assets	402	70
Total non-current assets	763,020	713,411
Inventories	363	687
Contract assets	507	9,921
Current tax assets, net	9,140	—
Trade and other receivables	141,143	160,025
Term deposits	252,286	380,217
Other current assets	152,931	161,334
Cash and cash equivalents	508,898	433,889
Total current assets	1,065,268	1,146,073
Total assets	1,828,288	1,859,484
Equity
Share capital	56	48
Share premium	2,203,445	2,711,190
Other components of equity	(71,003)	95,112
Accumulated deficit	(929,868)	(2,817,970)
Total equity attributable to owners of the Company	1,202,630	(11,620)
Non-controlling interests	5,347	4,268
Total equity	1,207,977	(7,352)
Liabilities
Loans and borrowings(#)	13,895	1,176,282
Employee benefits	14,705	15,235
Contract liabilities and related payables	175	147
Deferred tax liabilities, net	2,526	45,846
Other non-current liabilities	12,396	11,401
Total non-current liabilities	43,697	1,248,911
Bank overdraft	536	728
Loans and borrowings(#)	222,142	234,111
Trade and other payables	146,999	177,481
Contract liabilities and related payables	120,098	110,389
Other current liabilities	86,839	95,216
Total current liabilities	576,614	617,925
Total liabilities	620,311	1,866,836
Total equity and liabilities	1,828,288	1,859,484

# Loans and borrowings include lease liabilities amounting to $13.2 million as at December 31, 2025 (as at March 31, 2025: $15.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2024	2025	2024	2025
Revenue
Air ticketing	61,336	60,068	179,901	181,222
Hotels and packages	147,089	161,418	397,133	411,295
Bus ticketing	31,836	37,086	85,861	109,327
Other revenue	27,101	37,116	69,979	92,031
Total revenue	267,362	295,688	732,874	793,875
Other income	37	74	229	1,851
Service cost
Procurement cost of hotels and packages services	69,288	77,864	191,850	189,887
Other cost of providing services	8,090	10,000	20,390	24,378
Personnel expenses	39,736	40,137	117,314	120,796
Marketing and sales promotion expenses	47,345	52,339	123,221	134,195
Other operating expenses	61,502	67,558	171,556	189,669
Depreciation and amortization	6,751	6,975	20,115	21,114
Results from operating activities	34,687	40,889	88,657	115,687
Finance income	6,634	6,825	21,098	20,616
Finance costs	11,437	34,537	24,714	88,165
Net finance income (costs)	(4,803)	(27,712)	(3,616)	(67,549)
Share of loss of equity-accounted investees	(19)	(22)	(108)	(51)
Profit before tax	29,865	13,155	84,933	48,087
Income tax expense	(2,796)	(5,871)	(18,879)	(20,736)
Profit for the period	27,069	7,284	66,054	27,351
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability	—	—	(466)	95
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value	—	—	(452)	—
	—	—	(918)	95
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(19,113)	(9,623)	(22,535)	(44,883)
Other comprehensive income (loss) for the period, net of tax	(19,113)	(9,623)	(23,453)	(44,788)
Total comprehensive income (loss) for the period	7,956	(2,339)	42,601	(17,437)
Profit (loss) attributable to:
Owners of the Company	27,020	7,247	65,903	27,556
Non-controlling interests	49	37	151	(205)
Profit for the period	27,069	7,284	66,054	27,351
Total comprehensive income (loss) attributable to:
Owners of the Company	8,027	(2,311)	42,600	(16,973)
Non-controlling interests	(71)	(28)	1	(464)
Total comprehensive income (loss) for the period	7,956	(2,339)	42,601	(17,437)
Earnings per share (in USD)
Basic	0.24	0.07	0.59	0.27
Diluted	0.23	0.07	0.57	0.26
Weighted average number of shares (including Class B Shares)
Basic	113,031,070	97,701,599	112,408,095	103,554,892
Diluted	115,448,770	99,324,836	114,775,785	105,309,524

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	—	27,556	27,556	(205)	27,351
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(44,624)	—	(44,624)	(259)	(44,883)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	95	95	—	95
Total other comprehensive income (loss)	—	—	—	—	—	—	(44,624)	95	(44,529)	(259)	(44,788)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	(44,624)	27,651	(16,973)	(464)	(17,437)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	19,955	—	—	19,955	96	20,051
Issue of ordinary shares on exercise of share based awards	*	10,689	—	—	—	(9,361)	—	—	1,328	—	1,328
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(49)	—	49	—	—	—
Issue of convertible notes	—	—	241,728	—	—	—	—	—	241,728	—	241,728
Issue of ordinary shares	9	1,621,010	—	—	—	—	—	—	1,621,019	—	1,621,019
Repurchase of own shares	(17)	(1,123,954)	—	—	—	—	—	(1,914,846)	(3,038,817)	—	(3,038,817)
Repurchase of convertible notes	—	—	(840)	—	—	—	—	361	(479)	—	(479)
Treasury shares acquired	—	—	—	(41,489)	—	—	—	—	(41,489)	—	(41,489)
Total contributions by owners	(8)	507,745	240,888	(41,489)	—	10,545	—	(1,914,436)	(1,196,755)	96	(1,196,659)
Changes in ownership interests
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	—	(1,822)	(1,822)	(711)	(2,533)
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	795	505	1,300	—	1,300
Total changes in ownership interests	—	—	—	—	—	—	795	(1,317)	(522)	(711)	(1,233)
Total transactions with owners of the Company	(8)	507,745	240,888	(41,489)	—	10,545	795	(1,915,753)	(1,197,277)	(615)	(1,197,892)
Balance as at December 31, 2025	48	2,711,190	272,010	(63,211)	(84)	128,957	(242,560)	(2,817,970)	(11,620)	4,268	(7,352)

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2024	2025
Profit for the period	66,054	27,351
Adjustments for non-cash items	69,449	127,655
Changes in working capital	(38,062)	(18,909)
Net cash generated from operating activities	97,441	136,097
Net cash used in investing activities	(27,216)	(139,760)
Net cash generated from (used in) financing activities	943	(54,362)
Increase (decrease) in cash and cash equivalents	71,168	(58,025)
Cash and cash equivalents (net of bank overdraft) at beginning of the period	327,065	508,362
Effect of exchange rate fluctuations on cash held	(7,540)	(17,176)
Cash and cash equivalents (net of bank overdraft) at end of the period	390,693	433,161

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	61,336	60,068	147,089	161,418	31,836	37,086	27,101	37,116	267,362	295,688
Add: Customer inducement costs recorded as a reduction of revenue*	32,426	47,812	44,059	49,621	3,192	5,325	781	417	80,458	103,175
Less: Service cost	—	—	69,288	77,864	—	—	8,090	10,000	77,378	87,864
Adjusted Margin	93,762	107,880	121,860	133,175	35,028	42,411	19,792	27,533	270,442	310,999
Other income									37	74
Personnel expenses									(39,736)	(40,137)
Marketing and sales promotion expenses									(47,345)	(52,339)
Customer inducement costs recorded as a reduction of revenue*									(80,458)	(103,175)
Other operating expenses									(61,502)	(67,558)
Depreciation and amortization									(6,751)	(6,975)
Finance income									6,634	6,825
Finance costs									(11,437)	(34,537)
Share of loss of equity-accounted investees									(19)	(22)
Profit before tax									29,865	13,155

	For the nine months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025
Consolidated Revenue	179,901	181,222	397,133	411,295	85,861	109,327	69,979	92,031	732,874	793,875
Add: Customer inducement costs recorded as a reduction of revenue*	98,999	126,536	114,586	139,465	8,631	13,426	1,518	1,875	223,734	281,302
Less: Service cost	—	—	191,850	189,887	—	—	20,390	24,378	212,240	214,265
Adjusted Margin	278,900	307,758	319,869	360,873	94,492	122,753	51,107	69,528	744,368	860,912
Other income									229	1,851
Personnel expenses									(117,314)	(120,796)
Marketing and sales promotion expenses									(123,221)	(134,195)
Customer inducement costs recorded as a reduction of revenue*									(223,734)	(281,302)
Other operating expenses									(171,556)	(189,669)
Depreciation and amortization									(20,115)	(21,114)
Finance income									21,098	20,616
Finance costs									(24,714)	(88,165)
Share of loss of equity-accounted investees									(108)	(51)
Profit before tax									84,933	48,087

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	61,336	60,068	147,089	161,418	31,836	37,086	27,101	37,116
Add: Customer inducement costs recorded as a reduction of revenue	32,426	47,812	44,059	49,621	3,192	5,325	781	417
Less: Service cost	—	—	69,288	77,864	—	—	8,090	10,000
Adjusted Margin(2)	93,762	107,880	121,860	133,175	35,028	42,411	19,792	27,533

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2024	2025	2024	2025	2024	2025	2024	2025
Revenue as per IFRS	179,901	181,222	397,133	411,295	85,861	109,327	69,979	92,031
Add: Customer inducement costs recorded as a reduction of revenue	98,999	126,536	114,586	139,465	8,631	13,426	1,518	1,875
Less: Service cost	—	—	191,850	189,887	—	—	20,390	24,378
Adjusted Margin(2)	278,900	307,758	319,869	360,873	94,492	122,753	51,107	69,528

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2024	2025	2024	2025
Results from operating activities as per IFRS	34,687	40,889	88,657	115,687
Add: Acquisition related intangibles amortization	2,845	2,757	8,595	8,446
Add: Employee share-based compensation costs	8,472	7,061	25,358	19,462
Less: Gain on discontinuation of equity accounted investment	—	—	—	(1,361)
Adjusted Operating Profit	46,004	50,707	122,610	142,234

The following table reconciles our profit for the period (an IFRS measure) to Adjusted Net Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2024	2025	2024	2025
Profit for the period as per IFRS	27,069	7,284	66,054	27,351
Add: Acquisition related intangibles amortization	2,845	2,757	8,595	8,446
Add: Employee share-based compensation costs	8,472	7,061	25,358	19,462
Less: Gain on discontinuation of equity accounted investment	—	—	—	(1,361)
Add (Less): Change in fair value of financial asset measured at FVTPL	—	187	—	(109)
Add: Interest expense on financial liabilities measured at amortized cost	3,709	28,199	11,126	62,586
Add: Income tax expense	2,796	5,871	18,879	20,736
Add: Share of loss of equity-accounted investees	19	22	108	51
Adjusted Net Profit	44,910	51,381	130,120	137,162

The following table reconciles our diluted earnings per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2024	2025	2024	2025
Diluted Earnings per Share for the period as per IFRS	0.23	0.07	0.57	0.26
Add: Acquisition related intangibles amortization	0.02	0.03	0.07	0.08
Add: Employee share-based compensation costs	0.07	0.07	0.22	0.18
Less: Gain on discontinuation of equity accounted investment	—	—	—	(0.01)
Add (Less): Change in fair value of financial asset measured at FVTPL	—	*	—	*
Add: Interest expense on financial liabilities measured at amortized cost	0.04	0.28	0.11	0.59
Add: Income tax expense	0.03	0.07	0.16	0.20
Add: Share of loss of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings per Share	0.39	0.52	1.13	1.30

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount for the period indicated:

(Unaudited)	For the three months ended December 31, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	60,068	161,418	37,086	37,116	295,688	107,880	133,175	42,411	27,533
Impact of Foreign Currency Translation	2,925	6,806	1,496	1,721	12,948	4,999	6,477	1,748	1,269
Constant Currency Amount	62,993	168,224	38,582	38,837	308,636	112,879	139,652	44,159	28,802

(Unaudited)	For the nine months ended December 31, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	181,222	411,295	109,327	92,031	793,875	307,758	360,873	122,753	69,528
Impact of Foreign Currency Translation	6,633	13,680	3,330	3,514	27,157	11,038	13,944	3,829	2,597
Constant Currency Amount	187,855	424,975	112,657	95,545	821,032	318,796	374,817	126,582	72,125

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the period indicated:

(Unaudited)	For the three months ended December 31, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-2.1%	9.7%	16.5%	37.0%	10.6%	15.1%	9.3%	21.1%	39.1%
Impact of Foreign Currency Translation	4.8%	4.7%	4.7%	6.3%	4.8%	5.3%	5.3%	5.0%	6.4%
Constant Currency Growth	2.7%	14.4%	21.2%	43.3%	15.4%	20.4%	14.6%	26.1%	45.5%

(Unaudited)	For the nine months ended December 31, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	0.7%	3.6%	27.3%	31.5%	8.3%	10.3%	12.8%	29.9%	36.0%
Impact of Foreign Currency Translation	3.7%	3.4%	3.9%	5.0%	3.7%	4.0%	4.4%	4.1%	5.1%
Constant Currency Growth	4.4%	7.0%	31.2%	36.5%	12.0%	14.3%	17.2%	34.0%	41.1%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31		For the nine months ended December 31
	2024	2025	2024	2025
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	14,665	15,356	43,926	44,595
Hotels and Packages – Room nights	9,834	11,828	27,446	32,518
Standalone Hotels – Online(2) – Room nights	9,549	11,514	26,720	31,781
Bus Ticketing – Bus tickets(4)	27,522	36,682	77,638	104,685

Adjusted Margin
Air Ticketing(3)	$93,762	$107,880	$278,900	$307,758
Hotels and Packages	121,860	133,175	319,869	360,873
Bus Ticketing	35,028	42,411	94,492	122,753
Others	19,792	27,533	51,107	69,528

Gross Bookings
Air Ticketing(3)	$1,528,854	$1,534,238	$4,336,882	$4,393,933
Hotels and Packages	681,474	750,438	1,810,023	2,022,167
Bus Ticketing	328,859	420,595	908,291	1,198,870
Other Transport Services	73,227	79,243	194,805	225,341
	$2,612,414	$2,784,514	$7,250,001	$7,840,311

Adjusted Margin %
Air Ticketing(3)	6.1%	7.0%	6.4%	7.0%
Hotels and Packages	17.9%	17.7%	17.7%	17.8%
Bus Ticketing	10.7%	10.1%	10.4%	10.2%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Standalone Hotels – Online” refers to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(3)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(4)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations. Prior to the quarter ended March 31, 2025, we reported “Travelled tickets” which was the total number of bus journeys undertaken by our customers for the relevant period.